                                                              January 16, 2007


VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission
100 F Street, NE
Attention:  Rolaine Bancroft

Re:  Noble Roman's, Inc. - Form S-1 (Registration No. 333-139602)

Dear Ms. Bancroft:

On behalf of our client, Noble Roman's, Inc., an Indiana corporation (the "Company"), we are responding to the Staff's oral comments given to the undersigned in our telephone conversation on January 12, 2007, pursuant to the monitor review of the captioned registration statement. We have set forth below each Staff comment followed by our response to each comment.

1. It appears that the Company is subject to the penny stock rules and, accordingly, cannot incorporate information by reference to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in its filings.

Response:
---------

To be eligible to incorporate Items 3 through 11 by reference from Edgar filings into a registration statement on Form S-1, a registrant, among other requirements, may not be a registrant for an offering of penny stock as defined in Rule 3a51-1 of the Exchange Act.(1) Subject to paragraph (g) of Rule 3a51-1 (the "Rule"), an equity security whose issuer has "average revenue of at least $6,000,000 for the last three years" is not a "penny stock."(2) The Company reported revenues for calendar years 2003 through 2005 as follows:

--------
(1) General Instruction VII.D.1.(c) to Form S-1.

(2) SEC Rule 3a51-1(g)(2).


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January 16, 2007
Page 2

------------------------------------------------------------------------------------------------------------------
                          TWELVE MONTHS ENDED DECEMBER 31,
                   ---------------------------------------------
                                                                                           NINE MONTHS
                                                                                              ENDED
REVENUE (IN                                                               AVERAGE           SEPTEMBER
THOUSANDS)          2003               2004              2005           (2003-2005)          30, 2006
-----------------------------------------------------------------------------------------------------------------
                   $7,782             $7,912            $8,431            $8,041              $6,983
-----------------------------------------------------------------------------------------------------------------

The Company's most recent available annual financial statements have been audited and reported on by independent public accountants and include the unqualified opinion of such firm thereon.(3) Please see the Company's Consolidated Statements of Operations, as filed with its Form 10-K on March 29, 2006, and Form 10-Q on November 8, 2006. Based on the Company's average revenues for the last three years, and the interim revenue for 2006, the equity securities offering would not be of penny stock as defined in the Rule.

Accordingly, the Company believes that it may incorporate by reference in its Form S-1 and that the captioned filing is in appropriate form.

2. The penny stock rules also prevent the Company from relying on the safe harbors for forward-looking statements referred to on page 4 of the prospectus with respect to Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Exchange Act.

Response:
---------

As discussed above, the Company's common stock does not meet the definition of penny stock.

Accordingly, the Company believes no related change to the captioned prospectus as filed is necessary.


--------
(3) SEC Rule 3a51-1(g)(3)(i).



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January 16, 2007
Page 3


                                     * * *

Please call upon the undersigned at (314) 552-6072 if you have any questions or if we otherwise can be of assistance. We thank you in advance for your customary courtesies.

                                           Very truly yours,
                                           Thompson Coburn LLP

                                           /s/ Thomas A. Litz

                                           Thomas A. Litz

cc:  Paul W Mobley